MERCANTIL BANK HOLDING CORPORATION

220 ALHAMBRA CIRCLE ● CORAL GABLES, FLORIDA 33134

August 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Mercantil Bank Holding Corporation
Registration Statement on Form 10
File No. 001-38534

Ladies and Gentlemen:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Mercantil Bank Holding Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form 10 to become effective on August 8, 2018 at 2:00 P.M., Eastern Daylight Time, or as soon possible before that time. The Registrant hereby requests a copy of the written order verifying the effective date.

Please contact Chip MacDonald of Jones Day at (404) 581-8622 if you have any questions concerning the foregoing.

Very truly yours,

MERCANTIL BANK HOLDING CORPORATION

By:	/s/ Millar Wilson
Name:	Millar Wilson
Title:	Chief Executive Officer